UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549
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FORM N-17f-2                                        OMB
Approval
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Certificate of Accounting of Securities and  OMB Number:
3235-0360
Similar Investments in the Custody           Expires:
March 31, 2021
of Management Investment Companies           Estimate average
burden hours
                                               per response .
.. . . . 2.00

Pursuant to Rule 17f-2 [17 CFR 270.17f-2]    -----------------
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1. Investment Company Act File Number:        Date examination
completed:

811-08236	                                  March 31, 2018

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2. State Identification Number: IL

AL             AK             AZ             AR             CA
CO
CT             DE             DC             FL             GA
HI
ID             IL             IN             IA             KS
KY
LA             ME             MD             MA             MI
MN
MS             MO             MT             NE             NV
NH
NJ             NM             NY             NC             ND
OH
OK             OR             PA             RI             SC
SD
TN             TX             UT             VT             VA
WA
WV             WI             WY             PUERTO RICO
Other (specify):

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3. Exact name of investment company as specified in
registration statement:

Northern Funds
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4. Address of principal executive office
(number,street,city,state,zip code):

50 South La Salle, Chicago, IL 60603

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INDEPENDENT ACCOUNTANTS' REPORT
To the Board of Trustees of Northern Funds
We have examined management's assertion, included in the accompanying Management's Statement Regarding Northern Funds' Compliance with Rule 17f-2 Under the Investment Company Act of 1940, that Northern Funds (collectively, the "Company"), comprised of the funds listed in the attached Appendix A, complied with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 (the "specified requirements") as of March 31, 2018, with respect to securities reflected in the investment account of the Company. The Company's management is responsible for its assertion. Our responsibility is to express an opinion on management's assertion about the Company's compliance with the specified requirements based on our examination.
Our examination was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants.Those standards require that we plan and perform the examination to obtain reasonable assurance about whether management's assertion about compliance with the specified requirements is fairly stated, in all material respects. An examination involves performing procedures to obtain evidence about management's assertion. The nature, timing, and extent of the procedures selected depend on our judgment, including an assessment of the risks of material misstatement of management's assertion, whether due to fraud or error. We believe that the evidence we obtained is sufficient and appropriate to provide a reasonable basis for our opinion.
Included among our procedures were the following tests performed as of March 31, 2018, and with respect to agreement of security purchases and sales, for the period from September 30, 2017 (the date of our last examination)and the period from February 28, 2018 for U.S. Quality ESG Fund and Northern Engage360 Fund, through March 31, 2018:
1. Count and inspection of all securities located in the vault of Northern Trust ("NT"), the Company's custodian, in the Canal Building in Chicago, if any.
2. Confirmation of all securities held by institutions in book entry form on behalf of NT, by the Federal Reserve Bank of Kansas City and The Depository Trust Company;
3. Confirmation of all securities hypothecated, pledged, placed in escrow, or out for transfer with brokers, pledgees, and/or transfer agents.

4. Reconciliation of all such securities to the books and records of the Company and NT;

5. Confirmation and verification through a review of documents or electronic files provided by NT or verification of the subsequent settlement to cash records provided by NT of 96% of all securities held in book entry form by various sub-custodians, by various agent banks, by Clearing and Depository Services, or by CRESTCo;

6. Agreement of 19 security purchases and 19 security sales or maturities since our last report from the books and records of the Company to broker confirmations.

Our examination does not provide a legal determination on the Company's compliance with specified requirements.
In our opinion, management's assertion that each of the Northern Funds (listed in Appendix A) complied with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of March 31, 2018 with respect to securities reflected in the investment account of the Company is fairly stated, in all material respects.

This report is intended solely for the information and use of management and the Board of Trustees of Northern Funds and the U.S. Securities and Exchange Commission and is not intended to be, and should not be, used by anyone other than these specified parties.

/s/ DELOITTE & TOUCHE LLP
Chicago, Illinois
March 29, 2019




APPENDIX A
Northern Funds
Active-M Emerging Markets Fund
Active-M International Equity Fund
Active-M U.S. Equity Fund
Arizona Tax-Exempt Fund
Bond Index Fund
California Intermediate Tax-Exempt Fund
California Tax-Exempt Fund
Core Bond Fund
Emerging Markets Equity Index Fund
Fixed Income Fund
Global Real Estate Index Fund
Global Sustainability Index Fund
Global Tactical Asset Allocation Fund
High Yield Fixed Income Fund
High Yield Municipal Fund
Income Equity Fund
Intermediate Tax-Exempt Fund
International Equity Fund
International Equity Index Fund
Large Cap Core Fund
Large Cap Value Fund
Mid Cap Index Fund
Money Market Fund
Multi-Manager Emerging Markets Debt Opportunity Fund Multi-Manager Global Listed Infrastructure Fund
Multi-Manager Global Real Estate Fund
Multi Manager High Yield Opportunity Fund
Municipal Money Market Fund
Northern Engage360 Fund
Short Bond Fund
Short-Intermediate Tax-Exempt Fund
Short-Intermediate U.S. Government Fund
Small Cap Core Fund
Small Cap Index Fund
Small Cap Value Fund
Stock Index Fund
Tax-Advantaged Ultra-Short Fixed Income Fund
Tax-Exempt Fund
U.S. Government Fund
U.S. Government Money Market Fund
U.S. Government Select Money Market Fund
U.S. Treasury Index Fund
U.S. Quality ESG Fund
Ultra-Short Fixed Income Fund
Management Statement Regarding the Northern Funds' Compliance with Rule 17f-2 Under the Investment Company Act of 1940
We, as members of management of the Northern Funds (collectively, the "Company"), comprised of the funds listed in the attached Appendix A, are responsible for complying with the requirements of subsections (b) and (c) of Rule 17f-2, "Custody of Investments by Registered Management Investment Companies," of the Investment Company Act of 1940. We are also responsible for establishing and maintaining effective internal controls over compliance with those requirements. We have performed an evaluation of the Company's compliance with the requirements of subsections (b) and (c) of Rule 17f-2 as of March 31, 2018, and from September 30, 2017 (the date of your last examination) and the period from February 28, 2018 for two funds U.S. Quality ESG Fund and Northern Engage360 Fund, through March 31, 2018.
Based on this evaluation, we assert that the Company was in compliance with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of March 31, 2018, and from September 30, 2017 (the date of your last examination) and the period from February 28, 2018 for two funds U.S. Quality ESG Fund and Northern Engage360 Fund, through March 31, 2018, with respect to securities reflected in the investment accounts of the Company.

Northern Funds
By:
/s/ Peter Ewing
Peter Ewing
President, Northern Funds

/s/ Randal Rein
Randal Rein
Treasurer, Northern Funds


March 29, 2019


APPENDIX A
Northern Funds
Active-M Emerging Markets Fund
Active-M International Equity Fund
Active-M U.S. Equity Fund
Arizona Tax-Exempt Fund
Bond Index Fund
California Intermediate Tax-Exempt Fund
California Tax-Exempt Fund
Core Bond Fund
Emerging Markets Equity Index Fund
Fixed Income Fund
Global Real Estate Index Fund
Global Sustainability Index Fund
Global Tactical Asset Allocation Fund
High Yield Fixed Income Fund
High Yield Municipal Fund
Income Equity Fund
Intermediate Tax-Exempt Fund
International Equity Fund
International Equity Index Fund
Large Cap Core Fund
Large Cap Value Fund
Mid Cap Index Fund
Money Market Fund
Multi-Manager Emerging Markets Debt Opportunity Fund
Multi-Manager Global Listed Infrastructure Fund
Multi-Manager Global Real Estate Fund
Multi Manager High Yield Opportunity Fund
Municipal Money Market Fund
Northern Engage360 Fund
Short Bond Fund
Short-Intermediate Tax-Exempt Fund
Short-Intermediate U.S. Government Fund
Small Cap Core Fund
Small Cap Index Fund
Small Cap Value Fund
Stock Index Fund
Tax-Advantaged Ultra-Short Fixed Income Fund
Tax-Exempt Fund
U.S. Government Fund
U.S. Government Money Market Fund
U.S. Government Select Money Market Fund
U.S. Treasury Index Fund
U.S. Quality ESG Fund
Ultra-Short Fixed Income Fund